SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-34698

CUSIP Numbers:

98566K204  Units

98566K113 Warrants

98566K105  Class A common stock

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Report Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Yellowstone Acquisition Company
Full Name of Registrant

Former Name if Applicable

1601 Dodge Street, Suite 3300
Address of Principal Executive Office ( Street and Number )

Omaha, Nebraska 68102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒         (a)         The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒         (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;   or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Yellowstone Acquisition Company  (the "Company") will not be able to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.  The Company has chosen to extend its filing date to provide additional time to complete the preparation of its financial statements, which could not be accomplished by the original filing date without incurring unreasonable effort and expense. The Company expects to file the report within the five-day extension period provided by Rule 12b-25.  Despite diligent efforts, additional time is required to prepare the financial statements due to the time required to complete the restatement of the Company's audited financial statements for the year ended December 31, 2020.  The restatement for calendar year 2020 is required due to the recent pronouncement by the Securities and Exchange Commission in April 2020 that special purpose acquisition companies must account for both publicly traded warrants and warrants purchased by the sponsor as liabilities rather than equity instruments.   Once the Company completes the restated financial results for 2020 it expects to be able to soon thereafter file its Form 10-Q for the quarter ended March 31, 2021. As Yellowstone completed its initial public offering in October 2020, no financial statements other than the annual audited financial statements for 2020 need to be restated.

PART IV.  OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Joshua P. Weisenburger	(402)	225-6511
(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒         Yes                     ☐          No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐         Yes                     ☒          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing of the restatement and the Company’s statements regarding its anticipated results of operations for the quarterly period ended March 31, 2021. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

YELLOWSTONE ACQUISITION COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ Joshua P. Weisenburger
Joshua P. Weisenburger Chief Financial Officer (Principal Financial Officer)